Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

UNAUDITED QUARTER AND INTERIM FINANCIAL RESULTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2024

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and six months ended June 30, 2024.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and six months ended June 30, 2024 published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on August 30, 2024 (Eastern Standard Time), in relation to the unaudited financial results for the three months and six months ended June 30, 2024, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the unaudited financial results for the three months and six months ended June 30, 2024 and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 30, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces 2024 June Quarter and Interim Unaudited Financial Results

GUANGZHOU, China, August 30, 2024/PRNewswire/ — MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the quarter ended June 30, 2024 (the “June Quarter”) and the six months ended June 30, 2024 (the “First Half of 2024”).

Financial Highlights for the June Quarter

•	Revenue increased 24.1% year over year to RMB4,035.2 million (US$555.3 million), surpassing RMB4 billion for the first time.

•	Gross profit increased 36.9% year over year to RMB1,773.3 million (US$244.0 million).

•	Gross margin was 43.9%, a record high for the Company, compared to 39.8% in the same period of 2023.

•	Operating profit increased 8.9% year over year to RMB751.5 million (US$103.4 million).

•	Profit for the period increased 8.1% year over year to RMB591.4 million (US$81.4 million).

•	Adjusted net profit(1) increased 9.4% year over year to RMB625.0 million (US$86.0 million). Adjusted net profit included a net foreign exchange loss of RMB4.2 million (US$0.6 million) in the June Quarter, compared to a net foreign exchange gain of RMB66.1 million in the same period of last year. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 24.6% year over year.

•	Adjusted net margin(1) was 15.5%, compared to 17.6% in the same period of 2023. Excluding net foreign exchange loss and gain, adjusted net profit margin for the June Quarter would have been 15.6%, compared to 15.5% in the same period of 2023.

•	Adjusted EBITDA(1) increased 17.1% year over year to RMB1,002.0 million (US$137.9 million).

•	Adjusted EBITDA margin(1) was 24.8%, compared to 26.3% in the same period of 2023.

•	Adjusted basic and diluted earnings per ADS(1) both increased 11.1% year over year to RMB2.00 (US$0.28).

Financial Highlights for the First Half of 2024

•	Revenue increased 25.0% year over year to RMB7,758.7 million (US$1,067.6 million).

•	Gross profit increased 37.9% year over year to RMB3,389.8 million (US$466.5 million).

•	Gross margin was 43.7%, compared to 39.6% in the same period last year.

•	Operating profit increased 18.1% year over year to RMB1,494.8 million (US$205.7 million).

•	Profit for the period increased 15.7% year over year to RMB1,177.4 million (US$162.0 million).

•	Adjusted net profit(1) increased 17.8% year over year to RMB1,241.9 million (US$170.9 million). Adjusted net profit included a net foreign exchange loss of RMB12.4 million (US$1.7 million) in the First Half of 2024, compared to a net foreign exchange gain of RMB54.9 million in the same period of last year. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 25.5% year over year.

•	Adjusted net margin(1) was 16.0%, compared to 17.0% in the same period of 2023. Excluding net foreign exchange loss and gain, adjusted net profit margin for the First Half of 2024 would have been 16.2%, compared to 16.1% in the same period of 2023.

•	Adjusted EBITDA(1) increased 26.0% year over year to RMB1,967.4 million (US$270.7 million).

•	Adjusted EBITDA margin(1) was 25.4%, compared to 25.2% in the same period of 2023.

•	Adjusted basic and diluted earnings per ADS(1) were both RMB3.96 (US$0.54), representing increases of 17.9% and 19.3% year over year, respectively.

•	Net cash from operating activities increased 4.9% year over year to RMB1,293.8 million (US$178.0 million). Capital expenditure was RMB302.8 million (US$41.7 million) and free cash flow was RMB991.0 million (US$136.4 million) for the First Half of 2024.

Operational Highlights

•	Number of MINISO stores was 6,868 as of June 30, 2024, with an opening of 455 net new stores in the First Half of 2024.

•	Number of MINISO stores in mainland China was 4,115 as of June 30, 2024, with an opening of 189 net new stores in the First Half of 2024.

•	Number of MINISO stores in overseas markets was 2,753 as of June 30, 2024, with a record opening of 266 net new stores in the First Half of 2024, compared to 72 in the same period of 2023.

•	Number of TOP TOY stores was 195 as of June 30, 2024, with a record opening of 47 net new stores in the First Half of 2024.

Note:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the Company’s store network and its growth. The Company nearly doubled its directly operated stores compared to a year ago. In the First Half of 2024, the Company had a net increase of 115 directly operated stores, 105 of which located in overseas markets, demonstrating the Company’s development strategy.

	As of
	June 30,	December 31,	June 30,
	2023	2023	2024	YoY	YTD(3)
Number of MINISO stores(1)	5,791	6,413	6,868	1,077	455
Mainland China	3,604	3,926	4,115	511	189
– Directly operated stores	15	26	29	14	3
– Third-party stores	3,589	3,900	4,086	497	186
Overseas	2,187	2,487	2,753	566	266
– Directly operated stores	176	238	343	167	105
– Third-party stores	2,011	2,249	2,410	399	161
Number of TOP TOY stores(2)	118	148	195	77	47
– Directly operated stores	9	14	21	12	7
– Third-party stores	109	134	174	65	40

Notes:

(1)	“MINISO stores” refers to the offline stores operated under the “MINISO” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(2)	“TOP TOY stores” refers to the offline stores operated under the “TOP TOY” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

(3)	“Year-to-date” or “YTD” refers to the period starting from January 1, 2024 to June 30, 2024.

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “The year of 2024 marks the first year of our five-year strategic plan. I am pleased to see that in the past six months, all of our businesses have made firm progress in accordance with the five-year strategic plan and our performance has met the expectations at the beginning of the year. During the reporting period, our footprints in overseas markets continued to expand. Meanwhile, we achieved the milestone of 7,000 stores globally, and it has been less than one year since we achieved the milestone of 6,000 stores. In the First Half of 2024, we had 502 net new stores at the group level, including 266 net new MINISO stores in overseas markets and 47 net new TOP TOY stores, both marking the fastest store opening paces during the first half of a year. MINISO in overseas markets and TOP TOY also maintained a double-digit same-store sales growth, acting as growth engines of the Company. We had 189 net new MINISO stores in mainland China in the First Half of 2024, and same-store sales of MINISO in mainland China recovered to 98.3% of the prior year’s level, representing MINISO’s industrial leading position and robust growth. As a result, revenue increased by 25% to RMB7.76 billion for the First Half of 2024, including a 7% same-store sales growth and a 19% average store count expansion.”

“Despite short-term headwind and uncertainties brought by the macro environment, MINISO Group will still steadfastly focus on our long-term strategy, adhering to “Affordability”, “Globalization” and “Product Innovation (IP design)”. We will always uphold our “Happy Philosophy” and target to become the world’s No.1 IP design retail group, maintaining strategic focus and moving toward our five-year strategic goals. Meanwhile, we are committed to providing competitive career development opportunities for employees and bringing long-term and sustainable return to shareholders.” Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, “Thanks to our ongoing brand upgrade and increasing overseas revenue contribution, gross margin for the First Half of 2024 reached 43.7%, with a 4.1 percentage point increase year over year. Even though we are still at an investment stage in overseas markets, we have managed to maintain profitability at a healthy level under our effective cost control measures. This is evidenced by an 18% year-over-year increase in adjusted net profit and a 26% year-over-year increase in adjusted EBITDA. Excluding foreign exchange impacts, adjusted net margin would have been 16.2% for the First Half of 2024, compared with 16.1% for the same period of last year, implying our good profitability under scalable growth.

Our financial strategy will continue to remain disciplined in terms of budgeting, cost controls and allocation of capital as we commit to delivering stable profit and healthy cash flows. Our targets for the year of 2024 remain unchanged from our expectations at the beginning of the year, revenue is expected to increase 20% to 30% on year-over-year basis, and adjusted net profit target is RMB2.8 billion or higher.”

“Our capital allocation strategy will also continue to balance fast growth and our commitment to bring stable and foreseeable returns to shareholders. The Board of the Company has approved an interim cash dividend for the First Half of 2024, with a total amount of approximately RMB621 million. Upon the payment of the interim dividend, the Company will have returned RMB1.4 billion in cash to shareholders through dividends and share repurchases from year to date. Since 2020, we will have returned RMB3.6 billion to shareholders upon the payment of the interim dividend, accounting for 62% of adjusted net profit accumulated from 2020 until the First half of 2024. We are confident in accomplishing our full-year business plan and five-year strategy and believe that our share price has been trading below its intrinsic value. Accordingly, the Board of the Company has approved a share repurchase program to make the best of the general mandate granted at its annual general meeting held in June 2024, under which the Company may repurchase its shares and/or ADSs in the next 12 months not exceeding 10% of the total outstanding shares and execute share repurchases in the open market subject to market conditions. We believe that the share repurchase program is in the best interests of the Company and its shareholders as a whole and creates value for shareholders.” Mr. Zhang concluded.

Interim Dividend Declaration

On August 30, 2024, the Company’s board of directors approved the distribution of an interim cash dividend in the amount of US$0.2744 per American Depositary Share (“ADS”) or US$0.0686 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on September 13, 2024, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date will be September 12, 2024. The payment date is expected to be September 23, 2024 for holders of ordinary shares and September 27, 2024 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$85.5 million (RMB621.3 million at an exchange rate of RMB7.2672 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the First Half of 2024 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of ordinary shares, in order to qualify for the interim cash dividend, all valid documents for the transfer of ordinary shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on September 13, 2024 (Beijing/Hong Kong Time).

Unaudited Financial Results for the June Quarter 2024

Revenue was RMB4,035.2 million (US$555.3 million), representing an increase of 24.1% year over year. Revenue from mainland China increased by 18.1% year over year, accelerated from the March quarter, including (i) an increase of 17.4% in revenue from MINISO’s offline stores in mainland China, and (ii) an increase of 24.3% in revenue from TOP TOY. Revenue from overseas markets increased 35.5% to RMB1,510.1 million (US$207.8 million), breaking its previous record set in December quarter of 2023, which was usually a peak season in overseas markets.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,261.9 million (US$311.2 million), representing an increase of 15.6% year over year.

Gross profit was RMB1,773.3 million (US$244.0 million), representing an increase of 36.9% year over year.

Gross margin was 43.9%, representing a record high with an increase of 4.1 percentage points year over year.

Selling and distribution expenses were RMB826.1 million (US$113.7 million), representing an increase of 72.5% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB808.6 million (US$111.3 million), representing an increase of 76.4% year over year. The year-over-year increase was mainly attributable to the Company’s investments into directly operated stores both in mainland China and overseas markets to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2024, total number of directly operated stores in overseas markets was 343, nearly doubling such figure compared to a year ago. In the June Quarter, revenue from directly operated stores increased 109.3%, while related expenses including rental and related expenses, depreciation and amortization expenses, and payroll excluding share-based compensation expenses increased 85.8%.

General and administrative expenses were RMB227.2 million (US$31.3 million), representing an increase of 38.1% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB211.1 million (US$29.1 million), representing an increase of 31.2% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB26.9 million (US$3.7 million), compared to RMB38.0 million in the same period of 2023. The year-over-year decrease was mainly due to a net exchange loss of RMB4.2 million (US$0.6 million) in the June Quarter, compared to a net exchange gain of RMB66.1 million in the same period of last year.

Profit for the period was RMB591.4 million (US$81.4 million), representing an increase of 8.1% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB625.0 million (US$86.0 million), representing an increase of 9.4% year over year. Adjusted net profit included a net foreign exchange loss of RMB4.2 million (US$0.6 million) in the June Quarter, compared to a net foreign exchange gain of RMB66.1 million in the same period of last year. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 24.6% year over year.

Adjusted net margin was 15.5%, compared to 17.6% in the same period of 2023. Excluding net foreign exchange loss and gain, adjusted net margin would have been 15.6%, compared to 15.5% in the same period of 2023.

Adjusted EBITDA was RMB1,002.0 million (US$137.9 million), representing an increase of 17.1% year over year.

Adjusted EBITDA margin was 24.8%, compared to 26.3% in the same period of 2023.

Basic and diluted earnings per ADS were both RMB1.88 (US$0.26) in the June Quarter, representing an increase of 9.3% year over year from RMB1.72 in the same period of 2023. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB2.00 (US$0.28) in the June Quarter, representing an increase of 11.1% year over year from RMB1.80 in the same period of 2023.

Unaudited Financial Results for the First Half of 2024

Revenue was RMB7,758.7 million (US$1,067.6 million), representing an increase of 25.0% year over year, primarily driven by an 18.8% year-over-year increase in average store count, and an around 7% same-store sales growth on group level.

Revenue from mainland China increased by 17.2% to RMB5,026.7 million (US$691.7 million), including (i) an increase of 16.5% in revenue from MINISO’s offline stores in mainland China, which was primarily due to a 16.0% year-over-year growth in average store count, while same-store sales were 98.3% of the prior year’s level, and (ii) an increase of 37.9% in revenue from TOP TOY, which was primarily powered by a strong same-store sales growth of 13.6% and a rapid growth in average store count.

Revenue from overseas markets increased 42.6% to RMB2,732.0 million (US$375.9 million). The year-over-year increase was primarily due to an increase of 21.8% in average store count, coupled with a strong same-store sales growth of 16.3%. Revenue from overseas markets contributed 35.2% of the Company’s total revenue for the First Half of 2024, compared to 30.9% for the same period in 2023.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB4,369.0 million (US$601.2 million), representing an increase of 16.5% year over year.

Gross profit was RMB3,389.8 million (US$466.5 million), representing an increase of 37.9% year over year.

Gross margin was 43.7%, representing an increase of 4.1 percentage points. The year-over-year increase in gross margin was primarily due to (i) higher revenue contribution from directly operated markets which accounted for 55.7% of revenue from overseas markets, compared to 45.7% in the same period of 2023, (ii) higher gross margin in mainland China contributed by newly launched products in relation to the Company’s execution of IP strategy and strategic brand upgrade of MINISO, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income was RMB12.7 million (US$1.7 million), compared to RMB3.6 million in the same period of 2023. The increase was primarily due to an increase in income from depositary bank.

Selling and distribution expenses were RMB1,522.1 million (US$209.4 million), increased by 65.8% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,480.6 million (US$203.7 million), increased by 66.4% year over year. The year-over-year increase was mainly attributable to the Company’s investments into directly operated stores both in mainland China and overseas markets to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2024, total number of directly operated stores in overseas markets was 343, nearly doubling such figure compared to a year ago. In the First Half of 2024, revenue from directly operated stores increased 111.4%, while related expenses including rental and related expenses, depreciation and amortization expenses and payroll excluding share-based compensation expenses increased 82.7%. These new stores are expected to contribute more substantial sales in the second half of 2024. Promotion and advertising expenses increased 46.5% in the First Half of 2024, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 24.2%, consistent with revenue growth. Logistics expenses increased 54.3%, reflecting the rising freight costs caused by the tension in international shipping during the First Half of 2024.

General and administrative expenses were RMB418.6 million (US$57.6 million), increased by 30.9% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB395.6 million (US$54.4 million), increased by 26.9% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB41.7 million (US$5.7 million), compared to RMB41.3 million in the same period of 2023.

Operating profit was RMB1,494.8 million (US$205.7 million), representing an increase of 18.1% year over year.

Net finance income was RMB34.0 million (US$4.7 million), compared to RMB62.3 million in the same period of 2023. The year-over-year decrease was mainly due to a decrease in interest income as a result of decreased principal in bank deposits, and an increase in finance cost due to increased interest on lease liabilities.

Profit for the period was RMB1,177.4 million (US$162.0 million), compared to RMB1,017.9 million in the same period of 2023, representing an increase of 15.7% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB1,241.9 million (US$170.9 million), representing an increase of 17.8% year over year. Adjusted net profit included a net foreign exchange loss of RMB12.4 million (US$1.7 million) in the First Half of 2024, compared to a net foreign exchange gain of RMB54.9 million in the same period of last year. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 25.5% year over year.

Adjusted net margin was 16.0%, compared to 17.0% in the same period of 2023. Excluding net foreign exchange loss and gain, adjusted net margin would have been 16.2%, compared to 16.1% in the same period of 2023.

Adjusted EBITDA increased 26.0% year over year to RMB1,967.4 million (US$270.7 million).

Adjusted EBITDA margin was 25.4%, compared to 25.2% in the same period of 2023.

Basic earnings per ADS increased 16.0% year over year to RMB3.76 (US$0.52), compared to RMB3.24 in the same period of 2023.

Diluted earnings per ADS increased 17.5% year over year to RMB3.76 (US$0.52), compared to RMB3.20 in the same period of 2023.

Adjusted basic earnings per ADS increased 17.9% year over year to RMB3.96 (US$0.54), compared to RMB3.36 in the same period of 2023.

Adjusted diluted earnings per ADS increased 19.3% year over year to RMB3.96 (US$0.54), compared to RMB3.32 in the same period of 2023.

Net cash from operating activities increased 4.9% year over year to RMB1,293.8 million (US$178.0 million) for the First Half of 2024. Capital expenditure was RMB302.8 million (US$41.7 million) and free cash flow was RMB991.0 million (US$136.4 million) for the First Half of 2024.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Friday, August 30, 2024 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/95898852484?pwd=tBbbJPUtyGu20f1OCy4sxYDNBAGy72.1

Meeting Number: 958 9885 2484

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024, which was RMB7.2672 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	December 31, 2023	June 30, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	769,306	1,047,687	144,167
Right-of-use assets	2,900,860	3,684,817	507,048
Intangible assets	19,554	12,333	1,697
Goodwill	21,643	21,247	2,924
Deferred tax assets	104,130	116,577	16,042
Other investments	90,603	106,102	14,600
Trade and other receivables	135,796	173,136	23,823
Term deposits	100,000	103,308	14,216
Interests in equity-accounted investees	15,783	14,814	2,038
	4,157,675	5,280,021	726,555
Current assets
Other investments	252,866	350,913	48,287
Inventories	1,922,241	1,949,849	268,308
Trade and other receivables	1,518,357	1,614,148	222,114
Cash and cash equivalents	6,415,441	6,233,089	857,702
Restricted cash	7,970	1,965	270
Term deposits	210,759	283,007	38,943
	10,327,634	10,432,971	1,435,624
Total assets	14,485,309	15,712,992	2,162,179

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2023	June 30, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	95	95	13
Additional paid-in capital	6,331,375	5,543,845	762,858
Other reserves	1,114,568	1,260,576	173,461
Retained earnings	1,722,157	2,892,259	397,988
Equity attributable to equity shareholders of the Company	9,168,195	9,696,775	1,334,320
Non-controlling interests	23,022	28,006	3,854
Total equity	9,191,217	9,724,781	1,338,174

LIABILITIES
Non-current liabilities
Contract liabilities	40,954	39,299	5,408
Loans and borrowings	6,533	6,414	883
Other payables	12,411	32,786	4,512
Lease liabilities	797,986	1,481,836	203,907
Deferred income	29,229	37,480	5,157
	887,113	1,597,815	219,867
Current liabilities
Contract liabilities	324,028	344,422	47,394
Loans and borrowings	726	713	98
Trade and other payables	3,389,826	3,328,888	458,070
Lease liabilities	447,319	455,453	62,672
Deferred income	6,644	6,685	920
Current taxation	238,436	254,235	34,984
	4,406,979	4,390,396	604,138
Total liabilities	5,294,092	5,988,211	824,005
Total equity and liabilities	14,485,309	15,712,992	2,162,179

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	3,252,182	4,035,212	555,264	6,206,330	7,758,743	1,067,639
Cost of sales	(1,956,535)	(2,261,884)	(311,246)	(3,748,938)	(4,368,957)	(601,188)
Gross profit	1,295,647	1,773,328	244,018	2,457,392	3,389,786	466,451
Other income	2,842	9,053	1,246	3,624	12,698	1,747
Selling and distribution expenses	(478,948)	(826,061)	(113,670)	(917,966)	(1,522,088)	(209,446)
General and administrative expenses	(164,499)	(227,232)	(31,268)	(319,705)	(418,573)	(57,598)
Other net income	37,966	26,867	3,697	41,256	41,696	5,738
Reversal/(Credit loss) of credit loss on trade and other receivables	460	(2,939)	(404)	4,788	(3,606)	(496)
Impairment loss on non-current assets	(3,448)	(1,492)	(205)	(3,448)	(5,104)	(702)
Operating profit	690,020	751,524	103,414	1,265,941	1,494,809	205,694
Finance income	46,814	33,716	4,639	80,541	74,606	10,266
Finance costs	(9,631)	(24,686)	(3,397)	(18,277)	(40,595)	(5,586)
Net finance income	37,183	9,030	1,242	62,264	34,011	4,680
Share of profit of an equity-accounted investees, net of tax	–	181	25	–	301	41
Profit before taxation	727,203	760,735	104,681	1,328,205	1,529,121	210,415
Income tax expense	(180,212)	(169,310)	(23,298)	(310,287)	(351,742)	(48,401)
Profit for the period	546,991	591,425	81,383	1,017,918	1,177,379	162,014

Attributable to:
Equity shareholders of the Company	539,331	587,630	80,861	1,004,836	1,170,102	161,013
Non-controlling interests	7,660	3,795	522	13,082	7,277	1,001
Earnings per share for ordinary shares
– Basic	0.43	0.47	0.06	0.81	0.94	0.13
– Diluted	0.43	0.47	0.06	0.80	0.94	0.13

Earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	1.72	1.88	0.26	3.24	3.76	0.52
– Diluted	1.72	1.88	0.26	3.20	3.76	0.52

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit for the period	546,991	591,425	81,383	1,017,918	1,177,379	162,014
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	62,799	2,990	411	54,832	6,845	941

Other comprehensive income for the period	62,799	2,990	411	54,832	6,845	941

Total comprehensive income for the period	609,790	594,415	81,794	1,072,750	1,184,224	162,955

Attributable to:
Equity shareholders of the Company	601,200	591,877	81,445	1,057,099	1,178,043	162,104
Non-controlling interests	8,590	2,538	349	15,651	6,181	851

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	546,991	591,425	81,383	1,017,918	1,177,379	162,014

Add back:
Equity-settled share-based payment expenses	24,212	33,570	4,619	36,302	64,507	8,876
Adjusted net profit	571,203	624,995	86,002	1,054,220	1,241,886	170,890

Adjusted net margin	17.6%	15.5%	15.5%	17.0%	16.0%	16.0%

Attributable to:
Equity shareholders of the Company	563,543	621,021	85,455	1,041,138	1,234,430	169,864
Non-controlling interests	7,660	3,974	547	13,082	7,456	1,026
Adjusted net earnings per share(1)
– Basic	0.45	0.50	0.07	0.84	0.99	0.14
– Diluted	0.45	0.50	0.07	0.83	0.99	0.14
Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	1.80	2.00	0.28	3.36	3.96	0.54
– Diluted	1.80	2.00	0.28	3.32	3.96	0.54
Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	571,203	624,995	86,002	1,054,220	1,241,886	170,890

Add back:
Depreciation and amortization	94,379	183,029	25,186	179,004	333,131	45,840
Finance costs	9,631	24,686	3,397	18,277	40,595	5,586
Income tax expense	180,212	169,310	23,298	310,287	351,742	48,401
Adjusted EBITDA	855,425	1,002,020	137,883	1,561,788	1,967,354	270,717
Adjusted EBITDA margin	26.3%	24.8%	24.8%	25.2%	25.4%	25.4%

Note:

(1)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in thousands, except for percentages)

	Three months ended June 30,				Six months ended June 30,
	2023	2024			2023	2024
	RMB’000	RMB’000	US$’000	YoY	RMB’000	RMB’000	US$’000	YoY
Revenue
Mainland China	2,137,422	2,525,064	347,460	18.1%	4,290,654	5,026,729	691,701	17.2%
–MINISO Brand(1)	1,951,592	2,308,008	317,592	18.3%	3,952,460	4,592,798	631,990	16.2%
– TOP TOY Brand	172,965	214,952	29,578	24.3%	310,867	428,772	59,001	37.9%
–Others(2)	12,865	2,104	290	(83.6)%	27,327	5,159	710	(81.1)%
Overseas	1,114,760	1,510,148	207,804	35.5%	1,915,676	2,732,014	375,938	42.6%
	3,252,182	4,035,212	555,264	24.1%	6,206,330	7,758,743	1,067,639	25.0%

Note:

(1)	“MINISO Brand” refers to the revenue generated from MINISO brand including revenue from offline stores, e-commerce and others in mainland China.

(2)	“Others” refers to revenue generated from other operating segments such as “WonderLife”, which was a secondary brand targeting on lower-tier cities in mainland China, aggregated and presented as “others”. As the MINISO brand increasingly penetrated into lower-tier cities in mainland China, “WonderLife” has become marginalized.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN MAINLAND CHINA

	As of
	June 30,	December 31,	June 30,
	2023	2023	2024	YoY	YTD(1)
By City Tiers
First-tier cities	474	522	541	67	19
Second-tier cities	1,496	1,617	1,705	209	88
Third – or lower-tier cities	1,634	1,787	1,869	235	82
Total	3,604	3,926	4,115	511	189

Note:

(1)       “YTD” refers to the period starting from January 1, 2024 to June 30, 2024.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	June 30,	December 31,	June 30,
	2023	2023	2024	YoY	YTD(1)
By Regions
Asia excluding China	1,206	1,333	1,484	278	151
North America	123	172	234	111	62
Latin America	492	552	584	92	32
Europe	198	231	244	46	13
Others	168	199	207	39	8
Total	2,187	2,487	2,753	566	266

Note:

(1)       “YTD” refers to the period starting from January 1, 2024 to June 30, 2024.